QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(iv)

[CB RICHARD ELLIS LETTERHEAD]

June 19, 2001

Dear Employees:

    Enclosed you will find the details of an offer to purchase any and all of your stock options. As you know, we have entered into a merger agreement with BLUM CB Corp. and CBRE Holding, Inc., whereby we will be going private. This transaction is described in further detail in the proxy statement we have enclosed for your reference. The merger agreement provides that each option to purchase a share of CB Richard Ellis Services, Inc. common stock shall be cancelled in exchange for a cash amount equal to the greater of (i) the excess, if any, of $16.00 over the exercise price of the option and (ii) $1.00. As a result of this provision in the merger agreement, we are making this offer to purchase your stock options under the terms described in the offer to purchase that accompanies this letter.

    Please take the time to carefully read the offer to purchase and the other documents and instructions that are enclosed with this letter. In order to tender your options, you need to properly complete and sign the enclosed Letter of Transmittal and return it to us at the address or the facsimile number included in the Letter of Transmittal no later than 12:00 noon, New York City time, on July 18, 2001. You may use the enclosed addressed, stamped envelope to return the Letter of Transmittal. If you choose to deliver by mail, please note, however, that the Letter of Transmittal must be received by 12:00 noon New York City time, on July 18, 2001 and the recommended method is by registered mail with return receipt requested.

    If you have any questions about the offer to purchase your stock options, please contact Walter Stafford at CB Richard Ellis Services, Inc., 505 Montgomery Street, 6th Floor, San Francisco, California 94111 or at (415) 733-5502.

Sincerely,
/s/ RAYMOND E. WIRTA
Raymond E. Wirta
Chief Executive Officer

Enclosures

QuickLinks

  Exhibit (a)(iv)